

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2021

Edward J. Wegel
Chairman and Chief Executive Officer
Global Crossing Airlines Group Inc.
4200 NW 36th Street
Building 5A
Miami International Airport
Miami, FL 33166

      Re: Global Crossing Airlines Group Inc.
         Amendment No. 3 to Draft Registration Statement on Form S-1
         Submitted August 5, 2021
         CIK No. 0001846084

Dear Mr. Wegel:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1

Description of Capital Stock, page 81

1.   We note your response to our prior comment 4 and re-issue it in part. Please disclose the conversion formula for the Class A Non-Voting Common Stock.

Principal Stockholders, page 85

2.   Please reconcile your reference in this section to 20,914,899 shares of common stock outstanding as of August 2, 2021, with your disclose elsewhere in your filing, including in your Selling Stockholders section, to 50,462,767 shares of common stock outstanding as of such date.

Financial Statements, page F-1

3.   Please update your financial statements and related disclosures throughout your filing to comply with Rule 8-08 of Regulation S-X.

Exhibits

4.   We note your response to our prior comment 8. Please revise your disclosure on page 47 to clarify that your Amended and Restated Certificate of Incorporation supersedes the Certificate of Designations, Powers, Preferences and Rights for the Class A Non-Voting Common Stock, as you state in your response.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Martin T. Schrier